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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

Dick’s Sporting Goods, Inc.
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
253393102
(CUSIP Number)
February 14, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b) (Qualified Investor)

     ☐ Rule 13d-1(c) (Passive Investor)

     ☑ Rule 13d-1(d) (Exempt Investor)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	253393102	Page	1	of	5 Pages

1	NAMES OF REPORTING PERSONS: Edward W. Stack

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Pennsylvania

	5	SOLE VOTING POWER:

NUMBER OF		13,925,290[1]

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		13,540,190[2]

WITH:	8	SHARED DISPOSITIVE POWER:

[3]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

Edward W. Stack - 13,925,290[1,2]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

26.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
1   Represents 1,000 shares of common stock and 11,362,690 shares of Class B common stock beneficially owned by Mr. Stack, 385,100 shares of Class B common stock, for which Mr. Stack maintains sole voting, but not dispositive power (see footnote 2), 5,000 shares of common stock held by Mr. Stack’s minor children, for which Mr. Stack disclaims beneficial ownership, and 2,171,500 shares of common stock subject to options that are currently exercisable, or that will become exercisable, within 60 days of the filing of this report. Share numbers are calculated as of the date of filing.
     Each share of Class B common stock is convertible into a share of common stock at any time at the option of the holder. The Class B common stock is also automatically convertible into common stock under certain circumstances. Holders of Class B common stock are entitled to 10 votes for each share of Class B common stock held of record on all matters submitted to a vote of stockholders, including election of directors. For a full description of the rights of the Class B common stock see “Description of Capital Stock” in Dick’s Sporting Goods, Inc.’s Registration Statement, as amended, on Form S-1 (File No. 333-96587).
2   Edward W. Stack maintains sole voting power, but not dispositive power, with respect to 385,100 shares of Class B common stock held by Richard T. Stack.
3   Pursuant to an agreement dated December 2, 2002, Mr. Stack provided his brother Martin Stack an option exercisable for Common Stock which may range from 290,000 to 669,900 shares. The option is exercisable on or before December 2, 2007 and at 75% of the then per share market price on the date of exercise. Market price is defined as the mean between the high and low prices of the common stock on the national securities exchange on the day on which the option is exercised, if the common stock is then being traded on a national securities exchange, and if the common stock is then being traded on such an exchange but there are no sales on such day, the market price shall be deemed to be the mean between the high and low prices of the common stock on the national securities exchange on the day on which the most recent sales occurred prior to the date of exercise; and if the common stock is not then traded on such an exchange, then the market price shall be deemed to be the mean between the high and low bid and asked prices for the common stock on the over-the-counter market on the day on which the option is exercised.

Page 2 of 5 pages
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Schedule 13G/A
Under the Securities Exchange Act of 1934
Item 1(a). Name of issuer:
Dick’s Sporting Goods, Inc.
Item 1(b). Address of issuer’s principal executive offices:
300 Industry Drive, RIDC Park West
Pittsburgh, PA 15275
Item 2(a). Name of person filing:
Edward W. Stack
Item 2(b). Address of principal business office:
c/o Dick’s Sporting Goods, Inc.
300 Industry Drive, RIDC Park West
Pittsburgh, PA 15275
Item 2(c). Citizenship:
United States Citizen
Item 2(d). Title of class of securities: Common Stock, par value $.01 per share. Mr. Stack also is the beneficial owner of Class B common stock, see footnotes 1 and 2.
Item 2(e). CUSIP No.: 253393102

Item 3.	If this statement is being filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a: Not applicable.

(a) ☐	Broker or dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(b) ☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c) ☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d) ☐	Investment company registered under Section 8 of the Investment Company Act of 1940, as amended (the “Investment Company Act”).

(e) ☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E) of the Exchange Act.

(f) ☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F) of the Exchange Act.

(g) ☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G) of the Exchange Act.

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act, as amended.

(i) ☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

Page 3 of 5 pages

(j) ☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J) of the Exchange Act.
If this statement is filed pursuant to Rule 13d-1(b), check this box. ☐
Item 4. Ownership
Item 4(a). Amount beneficially owned:
Edward W. Stack                       13,925,2901
Item 4(b). Percent of class: 26.8%
Item 4(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:	13,925,290	[1,2]

(ii) shared power to vote or to direct the vote:	0

(iii) sole power to dispose or to direct the disposition of:	13,540,190	[2]

(iv) shared power to dispose or to direct the disposition of:		[3]

[1]	Represents 1,000 shares of common stock and 11,362,690 shares of Class B common stock beneficially owned by Mr. Stack, 385,100 shares of Class B common stock, for which Mr. Stack maintains sole voting, but not dispositive power (see footnote 2), 5,000 shares of common stock held by Mr. Stack’s minor children, for which Mr. Stack disclaims beneficial ownership, and 2,171,500 shares of common stock subject to options that are currently exercisable, or that will become exercisable, within 60 days of the filing of this report. Share numbers are calculated as of the date of filing.

Each share of Class B common stock is convertible into a share of common stock at any time at the option of the holder. The Class B common stock is also automatically convertible into common stock under certain circumstances. Holders of Class B common stock are entitled to 10 votes for each share of Class B common stock held of record on all matters submitted to a vote of stockholders, including election of directors. For a full description of the rights of the Class B common stock see “Description of Capital Stock” in Dick’s Sporting Goods, Inc.’s Registration Statement, as amended, on Form S-1 (File No. 333-96587).

[2]	Edward W. Stack maintains sole voting power, but not dispositive power, with respect to 385,100 shares of Class B common stock held by Richard T. Stack.

[3]	Pursuant to an agreement dated December 2, 2002, Mr. Stack provided his brother Martin Stack an option exercisable for Common Stock which may range from 290,000 to 669,900 shares. The option is exercisable on or before December 2, 2007 and at 75% of the then per share market price on the date of exercise. Market price is defined as the mean between the high and low prices of the common stock on the national securities exchange on the day on which the option is exercised, if the common stock is then being traded on a national securities exchange, and if the common stock is then being traded on such an exchange but there are no sales on such day, the market price shall be deemed to be the mean between the high and low prices of the common stock on the national securities exchange on the day on which the most recent sales occurred prior to the date of exercise; and if the common stock is not then traded on such an exchange, then the market price shall be deemed to be the mean between the high and low bid and asked prices for the common stock on the over-the-counter market on the day on which the option is exercised.
Item 5. Ownership of 5 percent or less of a class:
Not Applicable.
Item 6. Ownership of more than 5 percent on behalf of another person:
Not Applicable.

Page 4 of 5 pages
Item 7. Identification and classification of subsidiary which acquired the security being reported on by the parent holding company or control person:
Not Applicable.
Item 8. Identification and classification of members of the group:
Not Applicable.
Item 9. Notice of dissolution of the group:
Not Applicable.
Item 10. Certifications:
Not Applicable

Page 5 of 5 pages
SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2007	By:	/s/ Edward W. Stack
Edward W. Stack